LAZARD MULTI-STRATEGY 1099 FUND

30 Rockefeller Plaza

New York, New York 10112

October 21, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah O'Neal-Johnson

Re:    Lazard Multi-Strategy 1099 Fund
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Nos.: 333-175797 and 811-22590

Dear Ms. O'Neal-Johnson:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on October 24, 2011 or as soon as practicable thereafter.

Please notify Pamela Chen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2149, as soon as possible as to the time the Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective pursuant to this acceleration request.

LAZARD MULTI-STRATEGY 1099 FUND

By:	/s/ John Reinsberg
Name: John Reinsberg
Title: President

LAZARD ASSET MANAGEMENT SECURITIES LLC

By:	/s/ Charles Carroll
Name: Charles L. Carroll
Title: Chief Executive Officer